788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

No. 15-299
News Release	April 10, 2015

Platinum Group Metals Update and Second Quarter Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the six months ended February 28, 2015 and provides recent highlights and outlook. All amounts herein are reported in Canadian dollars unless otherwise specified.

Key recent accomplishments include the safe advancement of construction at the 82.9% owned WBJV Project 1 Platinum Mine (“Project 1”) and the successful northward drilling of the Waterberg deposit on strike beyond the area of the known 29 million ounce inferred resource. (Inferred, 287 million tonnes grading 3.15 g/t 4E (0.94 g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au), QP’s Kenneth Lomberg, and Alan Goldschmidt, of Coffey Mining (South Africa) Pty Ltd, Dec. 19, 2014 Report at www.sedar.com.)

The Company’s primary focus for 2015 will be on the successful start-up of production at Project 1 targeted for calendar Q4 2015. At Project 1 approximately US$377 million has been invested in construction and development as at February 28, 2015. The mine plan calls for the production of 275,000 ounces per year of platinum, palladium, rhodium and gold at steady state.

The Waterberg palladium and platinum deposit, discovered by Platinum Group, is still open for expansion and an updated resource calculation for the Waterberg JV and the Waterberg Extension projects is in progress. The Waterberg JV is in prefeasibility study by project teams from DRA, a global independent mining engineering firm, and Platinum Group Metals.

Recent Highlights

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The management team who will take Project 1 and the Company into production in 2015 has been expanded. Key operational leadership roles have been filled in recent months, including mine general manager, production manager, equipment specialist, engineering specialist, safety and environment manager and a training superintendent.

•	The Company continues to achieve solid performance into 2015, with a good safety record. Project 1 is approximately 78% complete and is scheduled for first production in calendar Q4 2015.

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The pre-feasibility study for the Waterberg Joint Venture project as a potential large scale, fully mechanized, decline accessible mine is in progress. A resource update for Waterberg is expected in mid-2015.

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On February 16, 2015 the Company entered into a credit agreement with a syndicate of lenders led by Sprott Resource Lending Partnership for a Senior Secured Loan Facility (the “Facility”) of up to US$40 million.

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On December 31, 2014, with the strong support of its major shareholders, the Company closed a bought deal financing for gross proceeds of US$114 million ($132 million) on the issuance of 214.8 million common shares of the Company, including the partial exercise of an over- allotment by the Agents. Net proceeds were approximately US$106 million ($124 million) after fees, commissions and other costs.

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On December 5, 2014, the Company announced that a new high grade intercept on the Waterberg Extension had confirmed the strike continuation of the F Zone for 1.9 kilometers north of the known Waterberg deposit. Hole WE046 D1 returned assays of 6.03 g/t 3E over 4.52 meters (4.15 g/t palladium, 1.46 g/t platinum and 0.42 g/t gold). The extent of the F Zone in the area of WE046 now remains open in all directions.

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On October 31, 2014, the Company terminated the November 2013 mandate of a group of lead arrangers for a proposed US$195 million project loan facility. The hedging requirements, security restrictions and costs of this facility were not in line with the Company’s objectives.

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On October 21, 2014 the Company announced the completion of 71,000 meters of vertical core drilling at the Waterberg projects, successfully expanding and detailing the Waterberg T, F and Super F Zones. Intercepts included hole WB123 on the Waterberg JV returning an 80 meter thickness intercept of 4.80 g/t 3E (1.41 g/t platinum, 3.18 g/t palladium, 0.21 g/t gold, 0.10% Cu and 0.23% Ni) from 370 to 450 meters.

Financial Results for the Six Months Ended February 28, 2015

For details of the consolidated financial statements (the “Financial Statements”) and Management’s Discussion and Analysis for the six months ended February 28, 2015, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

At February 28, 2015 the Company held a cash balance of $145.1 million. During the six months ended February 28, 2015, the Company incurred a net loss of $1.3 million (February 28, 2014 – net loss of $3.3 million). General and administrative expenses during the period were $4.8 million (February 28, 2014 - $4.5 million) and gains on foreign exchange were $8.9 million (February 28, 2014 – gain of 0.75 million). Finance income consisting of interest earned and property rental fees in the period amounted to $2.3 million (February 28, 2014 - $2.7 million). Loss per share for the period amounted to $Nil as compared to a loss of $0.01 per share for the comparative period in fiscal 2014.

Amounts receivable at February 28, 2015, totalled $5.8 million while accounts payable and accrued liabilities amounted to $9.5 million. Amounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa and amounts receivable from partners. Accounts payable included contract construction fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing equipment procurement, construction, development, exploration and administration costs.

During the period ended February 28, 2015, total expenditures by the Company for development, construction, equipment and other costs for Project 1 were approximately $85.8 million. Expenditures by the Company during the period for exploration on the Waterberg projects were approximately $6.1 million, with a further $2.4 million funded by joint venture partner, the Japan Oil, Gas and Metals National Corporation (“JOGMEC”).

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Since 2012 operating costs have continued to escalate in Rand terms. General project construction scope and schedules have been implemented well by the EPCM engineer DRA and the Platinum Group Project teams. As a result of increased estimated costs of construction, regulatory changes now requiring the installation of a vinyl liner for the tailings storage facility (further described in the February 28, 2015 MD&A), declines in market prices for metals and delays to ramp up plans, peak funding is currently estimated to have increased by approximately 2% to US$514 million. Any delays in underground development and production ramp up would have a material impact on the peak funding estimate for the project.

Outlook

The Company’s key business objective and focus for calendar 2015 will be to continue with underground development and mine construction at Project 1 and to achieve first production in calendar Q4 2015.

The Company also plans to advance both the Waterberg JV Project and the Waterberg Extension Project through project and infrastructure engineering as well as modest confirmation drilling and exploration activities.

The Company has been speaking with its partners and other third parties interested to become involved at Waterberg. The Company will consider transactions with the potential to provide funding for additional work whist maintaining overall Waterberg project control. The Company is working with Macquarie Bank in South Africa to identify financing alternatives for our Black Economic Empowerment partners so that the empowerment interest may become fully funded at both Project 1 and at Waterberg.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd., based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2000, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on moving its first, high-grade, near-surface Western Bushveld Joint Venture (WBJV) Project 1 platinum deposit, to production in the fourth quarter of 2015.

Platinum Group has expanded its exploration efforts on the North Limb of the Bushveld Complex where it is focused on the exploration, resource update, and pre-feasibility study of the 29 million ounce Waterberg platinum and palladium deposit. (Inferred, 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au)). See Technical Report on SEDAR filed December 19, 2014. The Company is the operator of the Waterberg JV Project with JOGMEC and controls the adjoining Waterberg Extension Project.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

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On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President & CEO

For further information contact:
            R. Michael Jones, President & CEO
            or Kris Begic, VP, Corporate Development
            Platinum Group Metals Ltd., Vancouver
            Tel: (604) 899-5450 / Toll Free: (866) 899-5450
            www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The securities described in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an available exemption therefrom.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding potential funding under the Facility and the use of proceeds thereof, plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of resources and reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company may be unsuccessful in satisfying the conditions to draw down under the Facility, in negotiating and completing future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.